EXHIBIT 99.2

Smartphone users Point your camera here and vote without entering a control number V1.1 Your Vote Counts! ADC THERAPEUTICS SA 2022 Annual General Meeting Vote by June 26, 2022 at 11:59 p.m. EDT / June 27, 2022 at 5:59 a.m. CEST For complete information and to vote, visit www.ProxyVote.com Control # D86917 - P72984 You invested in ADC THERAPEUTICS SA and it’s time to vote! You have the right to vote on proposals being presented at the Annual General Meeting. This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on June 30, 2022. Get informed before you vote View the Notice and Invitation to the Annual General Meeting online OR you can receive a free paper or email copy of the material(s) by requesting prior to June 16, 2022. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1 - 800 - 579 - 1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

ADC THERAPEUTICS SA 2022 Annual General Meeting Vote by June 26, 2022 at 11:59 p.m. EDT / June 27, 2022 at 5:59 a.m. CEST Voting Items Board Recommends THIS IS NOT A VOTABLE BALLOT This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters. Vote at www.ProxyVote.com D86918 - P72984 1. 2021 Management Report, Annual Financial Statements and Consolidated Financial Statements, Auditors’ Reports The Board of Directors proposes that the Management Report, the Annual Financial Statements and the Consolidated Financial Statements for the financial year 2021 be approved, and that the Auditors’ Reports be acknowledged. For 2. Discharge of the members of the Board of Directors and the Executive Committee The Board of Directors proposes that the members of the Board of Directors and the Executive Committee be discharged from liability for the financial year 2021. For 3. Appropriation of 2021 Financial Result The Board of Directors proposes that the loss of the Company be carried forward to new account. For 4. Renewal of Authorized Share Capital The Board of Directors proposes to renew the Company’s Authorized Share Capital by amending Article 4a, Paragraph 1 of the Articles of Association. For 5. Re - election of the Chairman; election and re - election of the Members of the Board of Directors 5a. Re - election of Ron Squarer (as Chairman and member of the Board) For 5b. Re - election of Stephen Evans - Freke (as member of the Board) For 5c. Re - election of Michael Forer (as member of the Board) For 5d. Re - election of Peter Hug (as member of the Board) For 5e. Re - election of Christopher Martin (as member of the Board) For 5f. Re - election of Viviane Monges (as member of the Board) For 5g. Re - election of Thomas Pfisterer (as member of the Board) For 5h. Re - election of Tyrell Rivers (as member of the Board) For 5i. Re - election of Victor Sandor (as member of the Board) For 5j. Re - election of Jacques Theurillat (as member of the Board) For 5k. Election of Jean - Pierre Bizzari (as member of the Board) For 5l. Election of Ameet Mallik (as member of the Board) For 6. Election and re - election of the members of the Compensation Committee 6a. Re - election of Stephen Evans - Freke For 6b. Re - election of Peter Hug For 6c. Election of Thomas Pfisterer For 7. Re - election of the Independent Proxy The Board of Directors proposes to re - elect Martin Habs, Esq., notary public, in Lausanne, Switzerland, as Independent Proxy for a term of office until completion of the 2023 Annual General Meeting. For 8. Re - election of the Statutory Auditor The Board of Directors proposes to re - elect PricewaterhouseCoopers SA as the Company’s statutory auditor for the financial year 2022. For 9. Approval of the Compensation of the Board of Directors and the Executive Committee 9a. Approval of the maximum aggregate amount of compensation of the Board of Directors until completion of the 2023 Annual General Meeting The Board of Directors proposes to approve a maximum aggregate amount of compensation for the members of the Board of Directors of USD 5,250,000 for the period from the 2022 Annual General Meeting to the 2023 Annual General Meeting. For 9b. Approval of the maximum aggregate amount of fixed compensation of the Executive Committee for 2023 The Board of Directors proposes to approve a maximum aggregate amount of fixed compensation for the members of the Executive Committee of USD 8,000,000 for the financial year 2023. For 9c. Approval of the maximum aggregate amount of variable compensation of the Executive Committee for 2022 The Board of Directors proposes to approve a maximum aggregate amount of variable compensation for the members of the Executive Committee of USD 46,000,000 for the current financial year 2022. For 10. Employee Stock Purchase Plan The Board of Directors proposes to approve the new Employee Stock Purchase Plan. For NOTE: Such other business as may properly come before the meeting or any adjournment thereof. In accordance with the Swiss COVID - 19 regulations, shareholders will not be permitted to be physically present.